Management Discussion And Analysis Of
Results Of Operations And Financial Condition
For The Three Months Ended November 30, 2005

This Management Discussion and Analysis of Sungold International Holdings Corp. (the “Corporation”) provides analysis of the Corporation’s financial results for the first fiscal quarter ended November 30, 2005. The following information should be read in conjunction with the accompanying unaudited financial statements and the notes to the Corporation’s audited financial statements for the year ended August 31, 2005 (the “Annual Financial Statements”). All financial information is prepared in accordance with Canadian generally accepted accounting principles (“GAAP”) and is expressed in Canadian dollars. Additional information relating to the Corporation, including the Annual Financial Statements, is available on SEDAR at www.sedar.com.

DATE OF THE REPORT

January 27, 2006

OVERALL PERFORMANCE

Overview

Sungold International Holdings Corp. “the Corporation” is a development stage company focused on the development and promotion of a pari-mutuel, virtual horseracing game, the sale of video advertising time between the virtual horse races, and the development of an Internet payment system. The Corporation is a public company listed on the OTC Bulletin Board under the symbol “SGIHF”. The Corporation conducts its operations through its wholly owned subsidiaries, Horsepower Broadcasting Network (HBN) International Ltd., a company incorporated under the laws of Canada, Racing Unified Network (R.U.N.) Inc. a company incorporated under the laws of Canada, and SafeSpending Inc., a company incorporated under the laws of Arizona.

To date, the Corporation has not earned significant revenues and is considered to be in the development stage. The recoverability of pre-development costs is primarily dependent on the ability of the Corporation to put its pre-development projects into economically viable production in the future. The Corporation has funded its business operations, working capital and the development of its interests by the issuance of share capital under private placements and by the exercise of accompanying warrants, and stock options in the aggregate amount of $21,182,723 since inception. The Corporation intends to continue to finance its operations through the issuance of equity and perhaps debt until it generates sufficient revenues from the Horsepower® World Pool system, and the SafeSpending™ Anonymous Internet Payment system.

The Corporation remains focused on its five strategic objectives: strengthening the management complement, finishing the software development of the Horsepower® World Pool system, marketing this product to licensed pari-mutuel wagering establishments, obtaining requisite legal approvals in the appropriate jurisdictions, and starting the software development of the SafeSpending™ Anonymous Internet Payment system.

During the first quarter ended November 30, 2005, in keeping with the first objective, the Corporation appointed Patrick Kearns as Vice-President International Operations. Subsequent to the end of the November 30, 2005 quarter, the Corporation announced the appointment of J. Scott Rowe as Vice-President Corporate Development for Horsepower Broadcasting Network (HBN) International Ltd., and to the post of Director for the Corporation. In addition, the Corporation announced the appointment of Richard Henley as General Manager, Commercial Advertising, for the subsidiary Racing Unified Network (R.U.N.) Inc.

The Horsepower® World Pool software is designed to interface with the pari-mutuel tote systems which comprise the infrastructure at each location. The software has been tested with a simulated interface and the last phase of development is to test the interface with an actual tote system in real time. Sungold has discussed these requirements with United Tote Company and has made arrangements to begin the testing procedures.

The Corporation’s marketing efforts are a continuous process in North America and abroad. In November 2005 the Corporation announced the appointment of Patrick Kearns as Vice President International Operations to coordinate international efforts and develop opportunities in the emerging markets of Europe. With the appointment of Richard Henley, the marketing effort will now include the aspect of selling video advertising time between the virtual horse races on the Horsepower® World Pool display.

At the same time the Corporation must obtain requisite legal approvals for any jurisdiction within which it wishes to broadcast the game and these processes have been initiated, but since these requirements are outside of the direct control of the Corporation, it is still not possible to set a specific completion date. The Corporation is confident that the product marketing has increased awareness and general acceptance of the product and therefore indirectly made progress towards this objective in several parts of the world.

Horsepower Broadcasting Network (HBN) International Ltd., on November 22, 2005, announced the signing of a Letter of Intent with Clinton Phipps Racetrack to be considered as an Authorized Racetrack Affiliate for a five year exclusive license agreement for the pari-mutuel product Horsepower® World Pool at their U.S. Virgin Island facilities on St. Thomas. The definitive five year exclusive licensing agreement will be subject to all mandatory legal approvals.

The Corporation’s subsidiary, SafeSpending Inc. is developing a product that is a process to enable e-Commerce companies to access more revenue due to the elimination of current consumer fears and apprehensions surrounding the posting of credit cards and personal information on the Internet. SafeSpending Inc. intends to start recruiting individuals in the industry to ensure that proper research and development will be in keeping with the business schedule

Overall, the Corporation considers that it continues to mark significant progress in each of the areas of its five strategic objectives.

RESULTS OF OPERATIONS

Net Loss and Expenses

The Corporation had no revenue from operations during the first fiscal quarter, and therefore the net loss is the same as the expenses. The Corporation had a net loss of $272,961 for the quarter ended November 30, 2005 or $0.0023 per share compared to a net loss of $240,904 in 2004, also $0.0023 per share.

In most respects, the 2005 results are very similar to 2004. Management and consulting fees are slightly lower. Investor Relations costs were higher because of a new consulting contract the Corporation arranged, for the period from October 1, 2005, to February 28, 2006, at a cost of $4,769 cash, plus shares valued at $37,736, for a total of $42,505. Advertising and promotion, and Travel and conference costs were higher than 2004, largely just due to the timing of advertising expenses for sponsorship of the Legends of Hockey tour.

At present the Corporation is working on the last element of certification for the Horsepower® World Pool virtual horse race game in preparation for installing it into operation. Certification is a matter of completing real time testing with an actual tote system. The Corporation has now made an arrangement with United Tote Company to accomplish this, and management is hopeful that certification can be completed before the end of March 2006. The longer range plan is to introduce the product into actual operation in as many locations as possible. Management can not completely control the timetable, but the Corporation is pursuing an objective that would see this accomplished at least by the third quarter of fiscal 2006.

The corporation is also turning its attention, as mentioned in the overview, to the matter of organizing advertising commercials for airing between the virtual horse races, so that it can be ready for operating when the opportunity arrives. This will provide an additional revenue source when operational.

The SafeSpending™ internet purchasing project will see further development in the 2006 fiscal year after the Corporation has arranged a substantial equity financing.

SUMMARY OF QUARTERLY RESULTS

The following is a summary of selected financial data for the Corporation for its last eight completed financial quarters ended November 30, 2005.

	11/30/05	08/31/05	05/31/05	02/28/05	11/30/04	8/31/04	5/31/04	2/29/04
	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2
	($)	($)	($)	($)	($)	($)	($)	($)
Total revenue	-	-	-	-	-	-	-	-
G & A Expenses	272,961	426,966	273,000	281,246	240,904	238,916	359,425	310,946
Stock based compensation	-	138,535	-	-	-	-	-	-
Corporate taxes	-	-	-	-	-	-	-	-

	11/30/05	08/31/05	05/31/05	02/28/05	11/30/04	8/31/04	5/31/04	2/29/04
	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2
Impairment write-down	-	-	-	628,246	-	-	-	-
Loss – Canadian GAAP	272,961	565,501	273,000	909,492	240,904	238,916	359,425	310,946
Deferred development costs	573	22,010	1,250	(626,506)	2,990	34,135	10,000	18,777
Foreign exchange adjustment – US GAAP	8	14,982	(7,396)	23,599	24	584	238	(2,649)
Loss – US GAAP	273,542	602,493	266,854	306,585	449,406	273,635	369,663	327,074
Loss per share – Canadian GAAP	0.0023	0.0051	0.0025	0.0083	0.0023	0.0026	0.0040	0.0036
Loss per share – US GAAP	0.0023	0.0054	0.0024	0.0028	0.0043	0.0030	0.0042	0.0038
Weighted average number of shares	120,844,975	111,579,338	109,446,041	108,914,944	105,229,494	92,239,057	89,877,514	87,098,256
Total Assets	866,034	928,938	1,048,763	1,026,480	1,661,926	1,592,034	1,328,945	1,346,180
Total long-term financial liabilities	12,163	14,519	19,977	-	-	-	-	-
Cash dividends(1)	-	-	-	-	-	-	-	-

(1)

The Corporation has no cash dividend policy and has no intention of developing a cash dividend policy until it has retained earnings and demonstrated a sustainable net income. The Corporation has paid no cash dividends and has no retained earnings from which it might pay dividends.

LIQUIDITY AND CAPITAL RESOURCES

At the quarter ended November 30, 2005, the Corporation had a net working capital deficiency of $263,159 and Cash and GST receivable of $41,598 as compared to a working capital deficiency of $204,973 and Cash and GST receivable of $126,103 in 2004.

During the first fiscal quarter ended November 30, 2005, the Corporation issued 2,234,266 private placement shares for $166,592 to provide working capital and pay for services, resulting in an average share price of $0.075.

In the interval from December 1, 2005, to this report date, January 27, 2006, the Corporation has raised $252,264 from the issue of 1,660,300 private placement units at an average price of $0.15 per share. As a result, the cash and working capital positions have improved since November 30, 2005.

Financing Requirements

The Corporation anticipates that it will continue to incur losses until such time as the revenues it is able to generate from operation of its products exceed the operating expenses. The Corporation will require further financing to continue its business operations

The Corporation has a planned operating budget of $1,500,000 for the fiscal year ending August 31, 2006. The Corporation currently does not have sufficient funds on hand to finance its operations through the fiscal year ending August 31, 2006, and will be required to raise additional funds through equity financing. As a result, the Corporation has arranged contracts with two independent consultants on a contingency fee basis to recruit investment capital for its working capital requirements. Therefore, the Corporation anticipates it will raise funds to meet its planned operating budget through private placements of equity. The Corporation is currently contemplating an equity financing offer of up to $1,000,000. There is currently no arrangement in place, and there is no assurance that the Corporation will complete the private placements. Anticipated sales of additional shares of common stock, if completed, will result in dilution to the Corporation’s current stockholders.

Commitments for Capital Expenditures

There are no outstanding capital purchase commitments at this time. The Corporation’s principal capital expenditures consist of the following.

•

The Horsepower® pari-mutuel based virtual horse racing system, source codes, patent, trademarks and worldwide license. The Corporation estimates that future expenditures up to and including actual installation and operation of the product should not exceed $200,000

•	Certain computer hardware and software for scaleable operation of multi-user wagering systems. These costs are included in the above installation and operating budget of $200,000.

•

The rights, title and all intellectual property rights to the SafeSpending™ Anonymous Internet Payment System. The Corporation is intending to allocate a budget of $300,000 also to this project over the 2006 year.

OFF BALANCE SHEET ARRANGEMENTS

As of January 27, 2006, the Corporation has no off-balance sheet arrangements.

TRANSACTIONS WITH RELATED PARTIES

The following is a summary of related party transactions for the first quarter, with comparatives for the prior year:

a)	Consulting fees paid and expensed in the income statement
Related Party	1st Qtr Ended Nov 30, 2005 $	1st Qtr Ended Nov 30, 2004 $
Directors	-	4,000
Officers	50,869	108,700
Total	50,869	112,700

b)	Salaries expensed in the income statement
Related Party	1st Qtr Ended Nov 30, 2005 $	1st Qtr Ended Nov 30, 2004 $
Directors	-	-
Officers	42,901	-
Total	42,901	-

c)	Share capital compensation expensed
Related Party	1st Qtr Ended Nov 30, 2005 $	1st Qtr Ended Nov 30, 2004 $
Directors	-	-
Officers	22,249	-
Total	22,249	-

Combined Totals	116,019	42,666

d)	Consulting fees included in the expenses in this and prior periods and outstanding as payable to related parties at the quarter end amounted to $108,676.

FINANCIAL INSTRUMENTS AND OTHER INSTRUMENTS

The Corporation’s financial instruments consist of cash, GST input tax credits, accounts receivable, accrued liabilities, loans and leases payable. Unless otherwise noted, it is management’s opinion that the Corporation is not exposed to significant interest or credit risks arising from the financial instruments. The fair market values of these financial instruments approximate their carrying values, unless otherwise noted.

SHARE DATA

The Corporation has 122,614,866 common shares issued and outstanding as of January 27, 2006 and commitments to issue another 1,224,400 based on subscriptions and payments received and services provided for a total of 123,839,266 as at January 27, 2006.

SUBSEQUENT EVENTS

The Overview section of this report described the appointments of J. Scott Rowe and Richard Henley, which occurred after November 30, 2005, and the fact that Sungold has made arrangements with United Tote Company to begin testing the interface of the Horsepower® World Pool game. The Liquidity and Capital Resources section noted that the Corporation has raised capital of $252,264 since November 30, 2005, and apart from this, there are no other material subsequent events.

RISKS AND UNCERTAINTIES

The securities of the Corporation are highly speculative. In evaluating the Corporation, it is important to consider that the Corporation is in the development stage of its operations as a software supplier of a virtual pari-mutuel wagering entertainment system, and an Internet anonymous payment system. A prospective investor or other person reviewing the Corporation should not consider an investment unless the investor is capable of sustaining an economic loss of the entire investment. All costs have been funded through equity. Certain risks are associated with the Corporation’s business including the following:

Limited History of Operations

The Corporation has a limited history of operations. The Corporation is dependent on receiving jurisdictional approvals to have its Horsepower® pari-mutuel wagering based virtual horse racing game legalized as an alternative form of pari-mutuel wagering. The Corporation does not expect to receive any revenues from operations until the required approvals are received and the projects begin operations in a commercially profitable manner. There can be no assurance that any jurisdictional approvals will be obtained for the proposed pari-mutuel licensed facilities at Authorized Racing Affiliates that the Corporation has entered into five year exclusive license agreements with. Investors should be aware of the delays, expenses and difficulties encountered in an enterprise in this stage, many of which may be beyond the Corporation’s or its affiliates’ control, including, but not limited to, the regulatory environment in which the Corporation expects to operate, problems related to regulatory compliance costs and delay, marketing difficulties and costs that may exceed current estimates. There can be no assurance that the Corporation or its affiliates will be able to implement their business strategies and successfully develop any of the planned development projects or complete their projects according to specifications in a timely manner or on a profitable basis. The Corporation will require additional financing to carry out its business plan and, if financing is unavailable for any reason, the Corporation may be unable to carry out its business plan.

Governmental Regulations; Uncertainty of Obtaining Licenses

Racetrack establishment operations are subject to federal, provincial and local regulations. Federal, provincial and the applicable local authorities will require various licenses, permits and approvals. The local and federal authorities may, among other things, revoke a business license, or the license of any individual or registered entity. No racetrack has yet obtained the government licenses, permits and approvals necessary for the operation of the proposed pari-mutuel wagering activities. Business licenses and related approvals are generally deemed to be privileges under the law and no assurances can be given that any licenses, permits or approvals that may be required will be given or that existing ones will not be revoked. In particular, the Corporation’s Horsepower® World Pool racing system and operations will require various approvals from the applicable authorities, and this approval process can be time consuming and costly with no assurance of success. Moreover, all of the Corporation’s projects are subject to risks from political and economic uncertainty, which are beyond the control of the Corporation. The application processes for securing business licenses are complex and time consuming. Each project has specific requirements.

The laws, rules and regulations governing the Corporation’s proposed projects are subject to change and variation prior to the Corporation and its joint venture partners obtaining the required licenses. To a certain extent, the licensing process is a political process and the Corporation and its joint venture partners may face delays in obtaining licenses due to political changes or competing political interests.

Need for Additional Financing to Fund Current Commitments

The Corporation requires further financing to continue its daily operations and to fund ongoing project development. The Corporation anticipates it will need to raise approximately $1,000,000 to meet its current operating budget for the fiscal year ending August 31, 2006. The Corporation has not yet secured this required financing, but management is confident in the processes underway and believes it will meet its operating budget requirements through August 31, 2006. If additional financing is not available at all or on acceptable terms, the Corporation may have to substantially reduce or cease its operations.

The development of the Corporation’s business will depend upon increased cash flow from operations and the Corporation’s ability to obtain financing through private placement financing, public financing or other means. The Corporation currently has no significant revenues from operations and is experiencing negative cash flow, accordingly, the only other sources of funds presently available to the Corporation is through the sale of equity and debt capital. While the Corporation has successfully raised such capital in the past there can be no assurance that it will be able to do so in the future. If the Corporation cannot obtain sufficient capital to fund its planned expenditures, its planned operations may be significantly delayed or abandoned. Any such delay or abandonment could result in cost increases and adversely affect the Corporation’s future results which could result in a material adverse effect on an investment in the Corporation’s securities.

Racing Industry Risks

The Corporation’s projects are speculative by their nature and involve a high degree of risk. The racing industry is subject to a number of factors beyond the Corporation’s control including changes in economic conditions, industry competition, management risks, changes in racing products, variability in operating costs, changes in government and changes in regulatory authorities’ rules and regulations.

The Corporation’s Common Stock is Traded on the OTC Bulletin Board and as a Result May Experience Price and Volume Fluctuations.

The market price of the Corporation’s common stock is subject to fluctuations in response to several factors, such as:

1.	actual or anticipated variations in the Corporation’s results of operations;
2.	the Corporation’s ability or inability to generate new revenues;
3.	competition; and
4.	conditions and trends in the horse racing industry.

Accordingly, the Corporation’s stock price may be adversely impacted by factors that are unrelated or disproportionate to its operating performance. These market fluctuations, as well as general economic, political and market conditions, such as recessions, interest rates or international currency fluctuations may adversely affect the market price of the Corporation’s common stock.

The Corporation’s Audited Financial Statements Contain a Note about the Corporation’s Ability to Continue as a Going Concern

The Corporation’s financial statements have been prepared on the basis of accounting principles applicable to a going concern. As of August 31, 2005, the Corporation had an accumulated deficit of $20,618,381which increased to $20,891,342 as at November 30, 2005. The Corporation’s ability to continue as a going concern and the recoverability of the amounts shown for predevelopment costs is primarily dependant on the ability of the Corporation to operate the Horsepower® World Pool, and or the SafeSpending™ system profitably in the future. The Corporation plans to meet anticipated financing needs in connection with its obligations by the exercise of stock options, share purchase warrants and through private placements, public offerings or joint venture participation by others. The Corporation’s share price is currently substantially higher than the exercise cost of all of the outstanding options and warrants. Failure to continue as a going concern would require a restatement of assets and liabilities on a liquidation basis, which would differ materially from the going concern basis on which the Corporation’s financial statements were prepared. Under U.S. GAAP, the auditor’s report on the consolidated financial statements contains an explanatory paragraph when the financial statements are affected by conditions and events that cast substantial doubt on a company’s ability to continue as a going concern such as those described in Note 1 to the Corporation’s audited financial statements.

Foreign Incorporation

The Corporation is incorporated under the laws of Canada and a majority of the Corporation’s officers are residents of Canada. Consequently, it may be difficult for United States investors to effect service of process within the United States upon the Corporation or upon those directors or officers who are not residents of the United States, or to realize in the United States upon judgments of United States courts predicated upon civil liabilities under the United States Securities Exchange Act of 1934, as amended. A judgment of a U.S. court predicated solely upon such civil liabilities may not be enforceable in Canada by a Canadian court if the U.S. court in which the judgment was obtained had jurisdiction, as determined by the Canadian court, in the matter. There is substantial doubt whether an original action could be brought successfully in Canada against any of such persons or the Corporation predicated solely upon such civil liabilities.

Forward Looking Statements

This Management’s Discussion & Analysis contains certain forward-looking statements. All statements, other than statements of historical fact, included herein, including without limitation, statements regarding future plans and objectives of the Corporation are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Corporation’s expectations are disclosed in the Corporation documents filed from time to time with the U.S. Securities and Exchange Commission and other regulatory authorities.